September 12, 2008

Michael L. Kosoff

Securities and Exchange Commission

Division of Insurance Products

450 Fifth Street, NW

Room 5206

Washington D.C. 20549

Re:

Principal Life Insurance Company Variable Life Separate Account - Principal Benefit Variable Universal Life II (BVUL II) Pre-Effective Amendment to the Registration Statement on Form N-6 filed July 28, 2008, File Nos. 333-149363; 811-05118 (the “Pre-Effective Amendment”)

Dear Mr. Kosoff:

On behalf of Principal Life Insurance Company and its Variable Life Separate Account, thank you for your time and attention during our telephone conference on September 5, 2008. This letter is in response to the comments you provided on behalf of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during that conversation concerning the above referenced Pre-Effective Amendment and the Registrants’ letter dated July 28, 2008 to the Staff responding to Staff’s letter of April 8, 2008 (the “Response Letter”).

In order to facilitate your review of our responses, we have set forth below summaries of each of the Staff’s comments (in italics) in numerical order immediately followed by our response and where appropriate, our proposed revised language for the prospectus. All proposed revisions are a blackline comparison to the disclosure contained in the Pre-Effective Amendment.

At your invitation, we are providing our responses and proposed revised prospectus language within this letter, filed as correspondence with the SEC’s EDGAR system, and are not filing an additional pre-effective amendment at this time. Upon completion of the review process, we will file a revised pre-effective amendment that will include all agreed upon disclosures and required exhibits.

RESPONSES TO STAFF COMMENTS

1.	Annual Underlying Fund Operating Expenses

a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

Michael L. Kosoff

Securities and Exchange Commission

September 12, 2008

RESPONSE: In accordance with the Staff’s comment, the Registrant will insert a new footnote following the table heading entitled “Annual Underlying Mutual Fund Operating Expenses as of December 31, 2007” as follows:

“(11)   None of the mutual funds underlying the policy impose a short-term redemption fee, although the managers of such funds reserve the right to assess such a fee in the future.”

b.  Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

RESPONSE: In accordance with the Staff’s comment, the Registrant will insert a new footnote following the introductory language which precedes the above-referenced table as follows:

“(10)         The following underlying mutual funds are considered “funds of funds”; Principal LifeTime 2010 Account, Principal LifeTime 2020 Account, Principal LifeTime 2030 Account, Principal LifeTime 2040 Account, Principal LifeTime 2050 Account, Principal LifeTime Strategic Income Account, SAM Balanced Portfolio, SAM Conservative Balanced Portfolio, SAM Conservative Growth Portfolio, SAM Flexible Income Portfolio and SAM Strategic Growth Portfolio. As disclosed in the prospectus for each of these underlying mutual funds, these funds have higher expenses than other funds due to a two-tiered level of expenses.”

2.	Charges and Deductions – Surrender Charge

a.        Please include disclosure within the prospectus to clarify whether the surrender charge applies to the base policy face amount at issue, or the base policy face amount at issue and any base policy face amount increase.

b.        Please explain whether the policy owner is supposed to use the unisex or gender specific rate in Appendix A.

c.         Please confirm supplementally that scheduled partial withdrawals carry no surrender charge.

RESPONSE: In accordance with the Staff’s comments, the Registrant will modify the narrative description of the Surrender Charge as follows:

“Surrender Charge

“A surrender charge is imposed upon full surrender of the Policy within ten years of the policy date or of a base policy face amount increase. In addition, if you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge compensates us for expenses related to the sale of the Policy.

Michael L. Kosoff

Securities and Exchange Commission

September 12, 2008

“Surrender charges vary based on gender, age at issue or adjustment, state of issue and number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a base policy face amount increase. A base policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the Policy is the sum of the surrender charges for the base policy face amount at issue and each base policy face amount increase. Therefore, if the Policy is surrendered after a base policy face amount increase, surrender charges applied will be higher than if no base policy face amount increase had occurred. The surrender charge is not affected by any decrease in base policy face amount or any change in base policy face amount resulting from a change of death benefit options.

“The surrender charge is (a) multiplied by (b) multiplied by (c) where:

(a) is the applicable rate from Appendix A, based upon gender unless your Policy was issued under unisex rates pursuant to state or federal regulations;

(b) is the policy face amount divided by 1,000; and

(c) is the applicable percentage from Appendix B.

“Example: The surrender charge in policy year 2 for a 45-year old male with a risk classification of preferred non-tobacco and a policy face amount of $2,000,000 is $21,460 (10.73 * 2,000 * 100%).

“If the same policy has a policy face amount increase of $100,000 at the beginning of policy year 2 (the insured would be age 46 at time of the policy face amount increase), the total surrender charge applicable is $22,591 which is the sum of $21,460 as calculated above and $1,131 (11.31 * 100 * 100%) for the policy face amount increase.

“The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.”

The Registrant supplementally confirms that scheduled partial withdrawals carry no surrender charge.

3.  Frequent Trading and Market Timing Please explain supplementally the legal basis for your ability in compliance with Section 26(c) of the Investment Company Act to be able to move an investor back to a prior division after the investor had moved to a new division.

RESPONSE: As noted in our response to this question in our letter dated July 21, 2008, the Registrant reserves the right to reverse an inadvertently processed transfer within two business days of the transfer only if the Policy owner has previously been notified of abusive trading practices.

Michael L. Kosoff

Securities and Exchange Commission

September 12, 2008

The Registrant’s right to reverse a transfer is contractual, based upon the specific terms of the Policy, which provides that the Registrant has the right to reject transfers if the Registrant deems that the transfers would disrupt the management of the separate account, any division, or any underlying mutual fund. The reversal is a consequence of a transfer that should not have occurred and one which the Policy owner is on notice that he or she is not permitted to make.

Section 26(c) of the Investment Company Act of 1940 prohibits a depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless approved by the Securities and Exchange Commission. As applied to variable insurance products, this section makes it unlawful for the sponsor of a separate account, registered as a unit investment trust, from substituting one underlying mutual fund for another in a division of the separate account.

Section 26(c) was intended to protect investors’ expectation that the unit investment trust’s holdings will be static and will not be altered unilaterally by the unit investment trust’s sponsor.

Section 26(c) [formerly designated as Section 26(b)] was enacted as part of the Investment Company Act Amendments of 1970. The section’s legislative history states:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.

1970 U.S.C.C.A.N. 4936 (quoting S. REP. NO. 91-184).

The reversal of an abusive transfer would not force a Policy owner to redeem his or her units nor would it subject a Policy owner to new sales charges or fees. The reversal of an abusive transfer is not the same as the substitution of one underlying mutual fund for another in a division of a separate account, and is not the type of activity Section 26(c) is intended to prevent.

4.  GENERAL DESCRIPTION OF THE POLICY – The Contract Please revise the proposed disclosure to include an affirmative statement that this general description addresses all material features of the contract.

Michael L. Kosoff

Securities and Exchange Commission

September 12, 2008

RESPONSE: In accordance with the Staff’s comment, Registrant will modify the applicable disclosure as follows:

“The Policy is an individual flexible premium variable universal life insurance policy. This prospectus describes all material features of the Policy. Your Policy’s provisions may differ from the description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. Any variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy, or in riders or endorsements attached to your Policy. You should refer to your Policy for these state specific features.”

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ADDITIONAL CHANGES AND UPDATES PROPOSED BY THE REGISTRANT

Registrant would like to direct the Staff’s attention to one additional update and change proposed for Pre-Effective Amendment No. 2 to the Registration Statement. The Registrant will revise the fifth paragraph under the primary heading, “SURRENDERS AND PARTIAL SURRENDERS” on page 26 as follows:

“On or after the first policy anniversary and prior to the maturity date, you may surrender a part of the net ~~surrender~~ policy value. You may take two unscheduled partial surrenders during a policy year before any transaction fees apply. After the second unscheduled partial surrender in a policy year, a transaction fee of the lesser of $25 or 2% of the amount surrendered is charged on each unscheduled partial surrender. An unscheduled partial surrender may not be less than $500 and may not be greater than 90% of the net policy value as of the effective date of the unscheduled partial surrender. The unscheduled partial surrender may not decrease the total face amount to less than $100,000. Unscheduled partial surrenders will negatively affect your death benefit and your Death Benefit Guarantee rider, if applicable.”

Michael L. Kosoff

Securities and Exchange Commission

September 12, 2008

Please contact me if you have any questions or comments regarding this filing. Thank you for your assistance in this filing.

Sincerely,

/s/ Patrick A. Kirchner

Patrick A. Kirchner

Assistant General Counsel

Principal Financial Group

711 High Street, S-006-N10

Des Moines, Iowa 50392-0300

(515) 235-9417(direct)

(866) 496-6527 (fax)

mailto:Kirchner.Patrick@principal.com

cc:	Rebecca A. Marquigny